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                                                                       Exhibit K


                                                                    June 8, 2000




Dear __________

     We are writing in connection with the appointment of __________ (the "Managing Director") as a Managing Director of a subsidiary or affiliate of The Goldman Sachs Group, Inc. ("GS") (collectively with its subsidiaries and affiliates, and its and their predecessors and successors, the "firm"). Our respective rights and obligations under the Owner Agreement dated as of July 11, 1999 among GS, the Managing Director and the Managing Director's family limited partnership (the "Owner") shall continue in full force and effect.

     The Owner will be required to enter into a Shareholders' Agreement (two copies of which are attached) which will, among other things, include restrictions on the transfer and voting of GS shares. (We enclose for your information a description of the Shareholders' Agreement.) However, in order not to restrict further the transfer of the shares of GS common stock the Owner received in connection with the acquisition of The Hull Group L.L.C. by GS, we hereby confirm to the Owner our understanding that the Shareholders' Committee will, upon the request of the Owner, waive the General Transfer Restrictions (as defined in the Shareholders' Agreement) to permit the Owner to sell the shares of GS common stock acquired by the Owner pursuant to the Agreement and Plans of Merger dated as of July 11, 1999.

     The Owner will, however, be subject to the voting arrangements set out in
Section 4.2 of the Shareholders' Agreement (and the Managing Director will be deemed to own beneficially GS shares owned by the Owner and will be entitled to participate with respect to such shares in the Preliminary Vote referred to in
Section 4.1 of the Shareholders' Agreement). The Owner will also be bound by the other covenants applicable to Covered Persons set out in Shareholders' Agreement. Accordingly, until the date on which the Managing Director ceases to be an Employee Covered Person.
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     (i)       The Owner will be a Covered Person under the Shareholders'
               Agreement;

     (ii) Such shares will be treated as Covered Shares and Voted Covered Shares under the Shareholders' Agreement;

     (iii) Sections 2.3(b) and 2.3(c) of the Shareholders' Agreement will be applicable to the Owner as if the Owner were an Employee Covered Person under the Shareholders' Agreement, but the Owner will not be considered an Employee Covered Person for any other purpose; and

     (iv) The Owner agrees to abide by the Managing Director Hedging and Pledging Restrictions, as currently in effect (the receipt of which is hereby acknowledged), as the same may be amended from time to time.

Upon the date on which the Managing Director ceases to be an Employee Covered Person, the Owner will be removed from Appendix A to the Shareholders' Agreement.

     If the foregoing is in accordance with your understanding, kindly confirm your acceptance and agreement by signing and returning in the enclosed envelope the enclosed duplicate of this letter which will thereupon constitute an agreement between us. Please also sign and return one of the enclosed copies of the Shareholders' Agreement.

                                       Very truly yours,





                                       Henry M. Paulson, Jr.

Agreed to and accepted
as of the date of this letter





By: ___________________________